

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

May 1, 2017

<u>Via E-mail</u>
Seth H. Bagshaw
Vice President, Chief Financial Officer & Treasurer
MKS Instruments, Inc.
2 Tech Drive, Suite 201
Andover, MA   01810

> **Re: MKS Instruments, Inc.**
> **Form 10-K for the Year Ended December 31, 2016**
> **Filed March 1, 2017**
> **File No. 0-23621**

Dear Mr. Bagshaw:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        /s/ Martin James

                        Martin James
                        Senior Assistant Chief Accountant
                        Office of Electronics and Machinery